Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries included in GATX’s consolidated financial statements (excluding a number of subsidiaries which would not constitute a significant subsidiary), and the state or country of incorporation of each:

State or Country
Company Name	of Incorporation

GATX Rail Austria GmbH	Austria
GATX Spanish Holdings Corporation, S.L.	Spain
GATX Terminals Overseas Holding Corporation	Delaware
GATX Third Aircraft Corporation	Delaware

In addition to the above-named subsidiaries, GATX includes 57 domestic subsidiaries, 35 foreign subsidiaries, and interests in 19 domestic affiliates and 39 foreign affiliates.

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